SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004

Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421
www.sewkis.com

October 2, 2012

Mr. Larry Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds – Drexel Hamilton Multi-Asset Real Return Fund
File Nos. 333-173306 and 811-22545

Dear Mr. Greene:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 1 to the registration statement ("Registration Statement") of Drexel Hamilton Mutual Funds (the "Trust") with respect to its new series, Drexel Hamilton Multi-Asset Real Return Fund (the "Fund").  The Post-Effective Amendment was filed with the SEC on August 31, 2012.  The Staff's comments were provided on September 28, 2012.  The Staff's comments and the Trust's responses are set forth below.

Prospectus

Comment 1:
The Statement of Additional Information ("SAI") contains disclosure regarding investments in derivatives. All material disclosure regarding the Fund's principal investment strategies must be contained in the Prospectus. Supplement the disclosure in the Prospectus to disclose when the Fund and the Investment Funds will invest in derivatives. In addition, supplement the derivative risk disclosure to include counterparty creditworthiness risk.

Response:
Investing in derivatives is not a principal investment strategy of the Fund or any Underlying Fund at this time. The disclosure has also been revised to reflect that the Fund and Underlying Funds may invest in derivatives. This disclosure and the corresponding risks have been included in Item 9 disclosures. In addition, disclosure regarding counterparty creditworthiness risk has been added.

Comment 2:
Add risk disclosure regarding the volatility of the credit and equity markets, including the current turmoil existing in foreign countries. Note regulatory initiatives that have been introduced in the U.S. and in foreign countries to address such volatility and turmoil.

Response:
We have revised the disclosure in response to this comment.  (See "PRINCIPAL INVESTMENT RISKS -- Risks Associated with the Fund's Principal Investment Strategies – Recent Market Events" and "PRINCIPAL INVESTMENT RISKS -- Risks Associated with the Underlying Funds' Principal Investment Strategies – Recent Market Events.")

Comment 3:	Revise footnote 2 in the Fee Table so that it includes only the disclosure required by Item 3 of Form N-1A.

Response:	We have revised the disclosure in response to this comment.

Comment 4:	File as an exhibit to Post-Effective Amendment No. 2 a copy of the Expense Limitation Agreement.

Response:	The Trust previously filed as Exhibit (h)(3)(B) to Post-Effective Amendment No. 1 a copy of the Expense Limitation Agreement with respect to the Fund.

Comment 5:	Under the sub-section entitled "PRINCIPAL INVESTMENT STRATEGIES," identify the types of equity securities and fixed-income securities in which the Fund may invest.

Response:	We have revised the disclosure in response to this comment.

Comment 6:	Identify by name the Underlying Funds and disclose their principal investment strategies and principal investment risks.

Response:
We have revised the disclosure in response to this comment. (See "PRINCIPAL INVESTMENT STRATEGIES -- Principal Investment Strategies of the Underlying Funds" and PRINCIPAL INVESTMENT RISKS -- Risks Associated with the Underlying Funds' Principal Investment Strategies.")

Comment 7:
The Prospectus states, "Generally, the Fund will not invest more than 25% of its assets in a single Underlying Fund." Confirm to the Staff that, to the extent that the Fund invests more than 25% of its assets in a single Underlying Fund, the Trust will, at that time, supplement the Prospectus to add appropriate risk disclosure and other disclosure relevant to such investment.

Response:	The Trust will supplement the Prospectus with appropriate risk and other relevant disclosures if the Fund invests more than 25% of its assets in a single Underlying Fund.

Comment 8:	The disclosure regarding the risks of investing in the Fund should include disclosure about the risks of investing in derivatives.

Response:	The Prospectus has been revised, as reflected in response to Comment 1.

Comment 9:	Revise disclosure about the risk of investing in REITs to note the risk of duplication of fees.

Response:	We have revised the relevant disclosure in response to this comment. (See "ADDITIONAL INVESTMENT POLICIES AND RISKS – Risks of Investing in REITs.")

Comment 10:
Revise the disclosure in the text box entitled "Important Information About Procedures For Opening A New Account" to disclose whether the Trust has appointed an anti-money laundering compliance officer.

Response:	We have revised the disclosure in response to this comment.

SAI

Comment 11:	Supplement the disclosure regarding the Trust's code of ethics to state whether fund personnel may invest in the same securities in which the Fund invests.

Response:	We have revised the disclosure in response to this comment.

Comment 12:
Revise the disclosure regarding the Fund's concentration policy to state that the Fund will not invest "25% or more" of its net assets in securities of issuers in any one industry or "group of industries."

Response:
We have revised the disclosure to add "group of industries" to this investment policy. We respectfully submit, however, that Instruction 4 to Item 9(b)(1) of Form N-1A requires disclosure of "any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% [emphasis added] of a Fund's net assets in a particular industry or group of industries)." As such, we believe that the Fund's disclosure that it will not invest "more than 25%" of its net assets in any one industry or group of industries is consistent with the disclosure requirements and related guidance.

Comment 13:	Revise the table under the sub-heading "Beneficial Equity Ownership Information" to identify whether each Trustee is an interested Trustee or an Independent Trustee.

Response:	We have revised the disclosure in response to this comment.

Comment 14:
Revise the disclosure regarding disclosure of the Fund's portfolio holdings to describe any ongoing portfolio holdings disclosure arrangements, including by identifying each person who will receive information pursuant to such arrangements.

Response:
The Fund believes that the existing disclosure in the section entitled "DISCLOSURE OF PORTFOLIO HOLDINGS" includes the description requested. This disclosure states that the officers of the Trust and/or the Adviser may share non-public portfolio holdings information relating to the Fund with the Fund's service providers that require such information for legitimate business and Fund oversight purposes. The disclosure identifies such service providers as including the distributor, the administrator, the transfer agent, the independent registered public accounting firm, legal counsel to the Trust and financial printers that may be engaged by the Fund for, among other things, the printing and/or distribution of regulatory and compliance documents. The Trust and the Adviser may also provide non-public portfolio holdings information to appropriate regulatory agencies as required by applicable laws and regulations. The disclosure also states that the Fund's portfolio holdings information may be disclosed to Thomson Reuters Corporation, Standard & Poor's Financial Services LLC, Bloomberg, L.P., Morningstar, Inc., and the Investment Company Institute.  No compensation or other consideration is received by the Fund, the Adviser or any other party in connection with the Fund's sharing information about its portfolio holdings with such persons. The Fund currently does not provide non-public portfolio holdings information to any other third parties.  Accordingly, the Fund believes that it would not be appropriate to revise this disclosure.

*          *         *

We hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (212) 574-1598 or Paul M. Miller at (202) 737-8833.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

cc:           Andrew Bang